800 Westchester Avenue, Suite S-710

Rye Brook, New York 10573

February 2, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Filing pursuant to Rule 485(a) for IndexIQ ETF Trust (the “Registrant”)

Registration Nos.: 333-152915 and 811-22227

Dear Sir/Madam:

Electronically transmitted for filing pursuant to Rule 485(a) is a Prospectus and Statement of Additional Information for IQ Enhanced Core Bond U.S. ETF and IQ Enhanced Core Plus Bond U.S. ETF, each a series of IndexIQ ETF Trust, filed on Post-Effective Amendment No. 48 to Registrant’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 50 under the Investment Company Act of 1940, as amended.

The Trust, IndexIQ Advisors LLC (the “Advisor”) and ALPS Distributors, Inc. (the “Distribution”) submitted an exemptive application on October 23, 2007 and amendments to such exemptive application on August 1, 2008, November 19, 2008, January 28, 2009, February 12, 2009 and March 10, 2009 (File No. 812-13441). The requested relief was granted on March 20, 2009, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 286338 (February 27, 2009) (notice) and Investment Company Act Release No. 28653 (March 20, 2009) (the “First Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on July 3, 2012 and amendments to such exemptive application on November 21, 2012, May 15, 2013, September 19, 2013, December 18, 2013, December 20, 2013 and December 23, 2013 (File No. 812-14053). The requested relief was granted on January 22, 2014, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 30843 (December 23, 2013) (notice) and Investment Company Act Release No. 30888 (January 22, 2014) (the “Second Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on May 10, 2013 and amendments to such exemptive application on September 17, 2013, December 19, 2013 and December 23, 2013 (File No. 812-14153). The requested relief was granted on January 22, 2014, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 30844 (December 23, 2013) (notice) and Investment Company Act Release No. 30889 (January 22, 2014) (the “Third Granted Order” and, together with the First Granted Order and Second Granted Order, the “Granted Orders”).

The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the Granted Orders. However, the Advisor and the Trust expect to submit a no-action, interpretive and/or exemptive request to the Commission’s Division of Trading and Markets with respect to the application of Rules 101 and 102 of Regulation M in connection with secondary market transactions in the Trust’s shares. Although class relief for fixed-income ETFs has been granted in the past (see the letter from James A. Brigagliano, Associate Director, Division of Market Regulation dated April 9, 2007 to Benjamin J. Haskin, Willkie Farr & Gallagher, Class Relief for Fixed Income Exchange-Traded Funds, File No. 07-57), the Funds may not meet all conditions required by such relief.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at (914) 481-8397.

Very truly yours,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Mr. David L. Fogel Ms. Kathleen H. Moriarty, Esq. Mr. Gregory E. Xethalis, Esq.